SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

[February 20, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________

SIGNATURES

Date February 20, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

PROPOSAL FOR THE COMPOSITION OF METSO’S BOARD AND ESTABLISHING OF THE NOMINATION COMMITTEE

(Helsinki, Finland, February 20, 2004) — Metso Corporation’s (NYSE: MX; HEX: MEO) shareholders representing more than 20 per cent of the votes in Metso have confirmed that they will propose to the Annual General Meeting that the number of the members in the Board of Directors shall be seven. The same shareholders propose also that of the present members of the Board of Directors Maija-Liisa Friman, Matti Kavetvuo, Juhani Kuusi, Pentti Makinen and Jaakko Rauramo be re-elected to continue in the Board. According to the proposal Risto Hautamaki, President and CEO of Tamfelt Group and Satu Huber, State Treasury, Director of Finance and Head of Finance Division, will be elected as new members until the end of the following Annual General Meeting. The shareholders will further propose that Matti Kavetvuo be elected as Chairman and Jaakko Rauramo as Vice Chairman.

The above-mentioned shareholders have further confirmed that they will propose to the Annual General Meeting that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company until the end of the following Annual General Meeting.

The Ministry of Trade and Industry of Finland representing the Finnish State as Metso’s shareholder proposes that the Annual General Meeting decides to establish a Nomination Committee to prepare proposals for the following General Meeting in 2005 regarding the composition of the Board of Directors and director remuneration. Representatives of major shareholders are to be elected to the Nomination Committee along with the Chairman of the Board of Directors as an expert member. The right to appoint members representing the shareholders in the committee is to be held by main shareholders of the company on December 1, prior to the Annual General Meeting. The Nomination Committee is to be convened by the Chairman of the Board of Directors, and the Committee elects a chairman from among its members. The Nomination Committee shall present its proposal to the company’s Board of Directors no later than February 1 prior to the Annual General Meeting.

Metso’s Annual General Meeting will be held at 2:00 pm on Tuesday, April 6, 2004 in the Marina Congress Center at Katajanokanlaituri 6, 00160 Helsinki, Finland.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 27,400. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation, tel. +358 204 84 3240

or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850